Exhibit 15

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Theratechnologies Inc.

We consent to the incorporation by reference in the registration statement (No. 333-276196) on Form F-3 of Theratechnologies Inc. of our report dated February 25, 2025 on the consolidated financial statements of Theratechnologies Inc. (the “Entity”) which comprise the consolidated financial position as of November 30, 2024 and 2023, the related consolidated statements of net loss and comprehensive loss, changes in equity and cash flows for each of the years in the three-year period ended November 30, 2024, and the related notes, which is included in the Annual Report on Form 20-F of the Entity for the fiscal year ended November 30, 2024.

/s/ KPMG LLP

February 26, 2025

Montréal, Canada